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EXHIBIT 99.3:  FORM OF LETTER TO STOCKHOLDERS.

                               PURCHASESOFT, INC.
                         One Research Drive, Suite 100B
                              Westborough, MA 01581

                                  May __, 2001

Dear Stockholder:

         Enclosed are the prospectus and other materials relating to the Rights Offering by PurchaseSoft, Inc. ("PurchaseSoft"). Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of PurchaseSoft Common Stock only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page ___ of the prospectus. You should also refer to the detailed Instructions for Use of PurchaseSoft, Inc. Subscription Certificates, included with this letter. The exercise of Subscription Rights will be irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING .

         o You will receive 1.52 non-transferable Subscription Rights for each share of PurchaseSoft Common Stock you owned on May ___, 2001. You will not receive fractional Subscription Rights, but PurchaseSoft will round your number of Subscription Rights down to the nearest whole number. For example, if you own 100 shares of Common Stock, you will receive 152 Subscription Rights. If you own 10 shares of Common Stock, you will receive 15 Subscription Rights.

         o You may purchase one share of Common Stock for each Subscription Right you receive at the Subscription Price of $0.88 per share.

         o If you fully exercise the Subscription Rights issued to you, you may subscribe for additional shares through the Oversubscription Privilege. If Subscription Rights holders subscribe to purchase more than a total of 22,951,319 shares, shares purchased through the Oversubscription Privilege will be allocated, based upon the number of shares each holder subscribed for pursuant to the Basic Subscription Privilege, as more fully described in the prospectus.

         o The Rights Offering expires at 5:00 p.m., New York City time, on June 20, 2001. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.

         If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

         If you do not exercise your Subscription Rights, your ownership in PurchaseSoft may be diluted. Please see page ___ of the prospectus for a discussion of dilution and other risk factors.

         If you have any questions concerning the Rights Offering, please feel free to contact PurchaseSoft's Chief Financial Officer, Philip D. Wolf, at (952) 843-6104.

                                 Sincerely,

                                 By:
                                     ----------------------------------------
                                          Donald S. LaGuardia,

                                          President and CEO